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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934





                                    EXX, INC.
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                                (NAME OF ISSUER)


                       $.01 PAR VALUE CLASS B COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)


                                    269282208
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                                 (CUSIP NUMBER)


                                 AUGUST 2, 2000
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)
[X]   Rule 13d-1(c)
[ ]   Rule 13d-1(d)

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-------------------                                            -----------------
CUSIP NO. 269282208                                            PAGE 2 OF 5 PAGES
-------------------                                            -----------------

================================================================================
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Lisa Morgan Bethune
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                   (a) [ ]

                                                                   (b) [ ]
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   3      SEC USE ONLY


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   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
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                       5    SOLE VOTING POWER
 NUMBER OF SHARES           69,750
BENEFICALLY OWNED   ------------------------------------------------------------
 BY EACH REPORTING     6    SHARED VOTING POWER
   PERSON WITH:             0
                    ------------------------------------------------------------
                       7    SOLE DISPOSITIVE POWER
                            69,750
                    ------------------------------------------------------------
                       8    SHARED DISPOSITIVE POWER
                            0
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   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          69,750
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   10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)  [ ]

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   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          11.2%
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   12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
================================================================================

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      ITEM 1.     (a)      Name of issuer:  EXX, Inc.

                  (b)      Address of issuer's principal executive offices:

                           1350 East Flamingo Road, Suite 689
                           Las Vegas, Nevada 89119-5263

      ITEM 2.     (a)      Name of persons filing:  Lisa Morgan Bethune

                  (b) Address of principal business office or, if none, residence:

                           c/o Orange County District Attorney's Office
                           401 Civic Center Drive West
                           Santa Ana, CA 92701

                  (c)      Citizenship:  United States of America

                  (d) Title of class of securities: Class B Common Stock, par value $.01 per share

                  (e)      CUSIP No.: 269282208

      ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13d-1(b)
                  OR SS.SS. 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

      ITEM 4.     OWNERSHIP

                  (a)      Amount beneficially owned: 69,750

                  (b)      Percent of class: 11.2%

         Based on approximately 624,953 shares of Class B Common Stock outstanding, as of May 12, 2000 as reported in the issuer's Form 10-Q for the quarterly period ended on March 31, 2000 and filed with the commission. Mrs. Bethune also owns 1,325,250 shares of Class A Common Stock which is reported on a separate 13G. Mrs. Bethune acquired the Shares of Class A and Class B Common Stock on August 2, 2000 pursuant to a Trust Agreement dated December 6, 1983 in accordance with the terms thereof without payment of any consideration and on August 2, 2000 Mrs. Bethune transferred all such shares to the Lisa Morgan Bethune Revocable Trust dated July 21, 2000 of which Mrs. Bethune is the grantor and trustee.

                  (c) Number of shares as to which such person has:

                           (i)      Sole power to vote or direct the
                                    vote: 69,750

                           (ii)     Shared power to vote or direct the vote:  0

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                           (iii)    Sole power to dispose or direct the
                                    disposition of: 69,750

                           (iv) Shared power to dispose or direct the disposition of: 0

      ITEM 5.     OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS

                  Not applicable.

      ITEM 6.     OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON

                  Not applicable.

      ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

                  Not applicable.

      ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

      ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

      ITEM 10.    CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 August 11, 2000
                                   ---------------------------------------------
                                                       Date


                                             s/ Lisa Morgan Bethune
                                   ---------------------------------------------
                                   Lisa Morgan Bethune

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